

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

Eli Baker
President, Chief Financial Officer and Secretary
Flying Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

> **Re:** **Flying Eagle Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Exhibit No. 10.9**
> **Filed November 2, 2020**
> **File No. 333-248638**

Dear Mr. Baker:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance